December 29, 2009


Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549



Re:  Techne Corporation
     Form 10-K for the Year Ended June 30, 2009
     DEF 41A filed September 22, 2009
     File No. 000-17272



Dear Mr. Riedler:

This letter is in response to the comment letter received by us dated December 15, 2009, concerning comments to Techne Corporation's (the Company's) filing on Form 10-K for the year ended June 30, 2009 and the Company's Definitive Proxy Statement filed September 22, 2009.

In connection with this response, the Company acknowledges that:

  - the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.



COMMENT AND RESPONSE:

Form 10-K for the fiscal year ended June 30, 2009

Patents and Trademarks, page 7

1. Comment: If you have any patent or groups of related patents upon which you are substantially dependent, the patent or groups of patents should be identified. The discussion should identify the jurisdiction(s) where you have obtained patent protection; identify the product(s), product candidate(s), or technology that are dependent on the patent(s); disclose when the patent(s) expire; and disclose whether you hold or license the patent(s).


    Response: The Company will add the following disclosure in its Form 10-K for the fiscal year ended June 30, 2010:

        The Company is not substantially dependent on products for which it has obtained patent protection. Revenues from such products are not material to the Company's financial results.



Definitive Proxy Statement

Compensation Objectives, page 9.

2. Comment: We note the discussion does not disclose how the Executive Compensation Committee determines whether your executive compensation program is competitive with the local market. Please provide us with the draft disclosure for your 2010 proxy statement that describes, as may be applicable, specifically how this determination is made. The discussion should:

    -  identify compensation consultants and published surveys utilized;
    - identify the members of any peer group selected for such comparison and the criteria used to select the peer members; and
    - clarify whether the local market information is limited to other companies in your industry.


    Response: Expanded disclosures will be included in the Company's fiscal 2010 proxy statement as follows (subject to any changes prior to the completion of the final proxy in September 2010):

        The Company's Executive Compensation Committee has not historically retained a compensation consultant in connection with its decisions and did not utilize consultants in establishing fiscal 2010 executive compensation. The Executive Compensation Committee also does not compare the compensation of the Company's executives to any industry peer group because the Company's competitors are either privately-held or subsidiaries or divisions of large publicly-held companies that have complex and substantially more generous executive compensation programs for their officers. Although the Executive Compensation Committee uses local comparative data from a variety of industries to evaluate base salaries and total compensation, it is not a material component of its decision-making process. This comparative data is derived from locally-published business journals and newspaper reports that annually measure and rank compensation levels of chief executive and financial officers for public companies of various industries in the Company's geographical region.

        At the beginning of each fiscal year, the Executive Compensation Committee assesses the base compensation and the potential compensation that the named executive officers could earn by achieving the Company's financial targets and their individual personal goals. As part of this assessment, the Chief Executive Officer makes recommendations to the Executive Compensation Committee regarding the base compensation to be paid to the executive officers that report to him. Such recommendations take into account internal pay equity, position within an internal compensation range, changes in responsibilities, local compensation levels for similar positions in all industries and duties and other factors the Chief Executive Officer considers important in establishing competitive compensation for the executives that report to him. Among these other factors is a philosophy that there should be a reasonable relationship between executive salaries and the average employee or mid-level manager salaries within an organization; the percentage increase in base salary for executives should not be greater than the percentage increase paid to a company's other employees; executive bonuses should be based on performance; and incentives should be long-term equity based arrangements that are tied to the long-term improvements in financial results and appreciation in the Company's stock price.

    In making the final decisions regarding the type and amount of compensation to be paid to the named executive officers, the Executive Compensation Committee not only considers the Chief Executive Officer's recommendations but also conducts an independent review of local comparative data for all industries, considers internal pay equity and responsibilities and makes its own assessment as to the type and amount of compensation to be paid.




3. Comment: In addition, we note your reference to "..paying base salaries which are on the moderate side of being competitive in its industry." Please explain what this means and how it is measured. Your disclosure should be as specific as possible. Therefore, if the Executive Compensation Committee has a policy of paying your executive officers within specified percentile range of comparable salaries in you local market, please revise to disclose the specified range.

    Response: Expanded disclosures will be included in the Company's fiscal 2010 proxy statement as follows (subject to policy changes, if any, when the final proxy is drafted in September 2010):

        The Executive Compensation Committee does not target a particular percentile range for the base salaries or total compensation for the Company's named executive officers, but typically approves compensation that is conservative compared to local data among a variety of industries. The Company's compensation for its executives has been historically among the lowest among local public companies, including many that are smaller and less profitable than the Company. The Executive Compensation Committee feels that the compensation is, nevertheless, competitive due to the benefits and equity incentive plans available to all of the Company's employees. Although the Executive Compensation Committee considers the compensation levels implied by comparative data derived from locally published executive compensation reports, such comparative data is only one factor considered in the overall compensation decision-making process and is not a material factor. The Company's Chief Executive Officer waived an increase in his base compensation for fiscal years 2007 through 2009. No increase in base compensation was given to any named executive officer for fiscal 2010 as a result of a company-wide freeze on salary increases for all employees with annual salaries over $100,000.



Performance-Based Bonus Plan, page 10

4. Comment: We note that bonus payments are based upon the Executive Compensation Committee's consideration of corporate goals and performance objectives and the qualitative performance of each officer during the previous year. The Compensation Discussion and Analysis does not disclose the budgeted revenues and earnings or the individual performance objectives the Executive Compensation Committee considered to determine your executive officers' bonus payments. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

    - A more detailed specific description and quantification of each of the individual and corporate goals and performance objectives;
    -  Confirmation that you will discuss the achievement of the objectives; and
    - A discussion of how the level of achievement will affect the actual bonuses to be paid.

    To the extent that these criteria are quantified, the discussion in your proxy statement should also be quantified.


    Response: The Company competes in very competitive markets for both its biotechnology and hematology products. The Company has many larger and smaller competitors, none of which disclose specific budgeted revenue and earnings information on those segments of their business that compete directly with the Company's products. The Company believes that disclosure of its budgeted revenue and earnings could be of benefit to its competitors. Further, the Company's budgeted revenue and earnings are typically set at levels that are, at the time approved, a stretch to achieve. In fact, the Company has not achieved its overall revenue and earnings budget in two of the past three years. Disclosure of budget information would most likely cause the Company to set budgeted revenue and earnings at lower levels, thus increasing the likelihood of attaining or exceeding them and therefore potentially increasing the amount of bonuses paid to executive officers.
    In addition, the stock market and market analysts measure the Company's success by direct comparison of current results to those of prior periods, not against the Company's internal budgets. Therefore, the Company has determined not to disclose its specific budgeted revenue and earnings amounts. The Company does disclose the average percentage of budgeted revenue and earnings achieved.

    The structure of the Company's current executive bonus plan has been in place for a number of years and the Executive Compensation Committee is currently reviewing the plan, which could result in changes to the Company's executive bonus program.

    Revised disclosure for the Company's performance-based bonus plan to be included in the Company's 2010 proxy statement follows (subject to changes to the executive bonus plan, if any, when the final proxy is drafted in September 2010):

        Performance-based bonus plan. Under the Company's Executive Officers Incentive Bonus Plan, each executive officer may earn a potential bonus of up to 40% of his or her annual salary. The eligible bonus each executive officer could earn for fiscal 2010 was: Mr. Oland - $101,640, Mr.
    Melsen - $110,000 and Mr. Veronneau - $67,000.

        The Plan provides that up to 70% of the eligible bonus is based upon achieving the Company's budgeted revenue and earnings for the fiscal year and up to 30% of the eligible bonus is based upon achievement of qualitative personal goals set for each named executive officer. The Executive Compensation Committee believes this bonus plan focuses the executives on sustaining high quality revenue growth, bringing new products to market, increasing market share and expanding market presence, as well as balancing increased research and development with expense control.

        The Company's Board of Directors reviews, discusses and recommends changes to a preliminary operating plan and budget for the next fiscal year at its annual April meeting. The final fiscal year operating plan and budget is discussed, reviewed and approved at the annual July meeting of the Board of Directors. The Board of Directors considers both historical and prospective factors, including the competitive market, economic trends, and changes in government regulations and funding, when establishing budgeted revenue and earnings for a fiscal year. Bonuses are awarded on a prorated basis if revenue and earnings achieved average between 85% and 100% of budgeted revenue and earnings. The Executive Compensation Committee has determined that the Company's revenues and earnings were an average of __% of budget for fiscal 2010. Therefore, each executive officer earned __% of his eligible bonus for fiscal 2010.

        The qualitative personal goals for the named executive officers are established annually by the Executive Compensation Committee taking into account each executive's responsibilities at the Company and the recommendations of the Chief Executive Officer as to the executives who report to him. Following each fiscal year end, the Executive Compensation Committee assesses the achievement of the personal goals by each named executive officer, which assessment includes the recommendations of the Chief Executive Officer as to the achievement of the personal goals of the executives who report to him.

        The personal goals set for fiscal 2010 for Mr. Oland related to accomplishment of the Company's strategic and operational objectives and succession planning and personnel development. The Compensation Committee determined that Mr. Oland met __% of his personal goals and, therefore, earned an additional __% of his eligible bonus. The personal goals set for Mr. Melsen were related to operational objectives in the Company's accounting and finance, information systems, and facilities functions, as well as the financial performance and accomplishments of BiosPacific, Inc., the Company's sales subsidiary that services diagnostic customers. The Compensation Committee, with input from the Chief Executive Officer, determined that Mr. Melsen met __% of his personal goals and, therefore, earned an additional __% of his eligible bonus. The personal goals set for Mr. Veronneau related to the strategic and operational achievements of the Company's Hematology Division. The Compensation Committee, with input from the Chief Executive Officer of the Company, determined that Mr. Veronneau met __% of his personal goals and, therefore, earned an additional __% of his eligible bonus.

        The annual bonus is paid 50% in cash and 50% in stock options. The officer may elect to exchange all or a part of the cash portion of the bonus for additional stock options. If such an election is made, the officer is entitled to 1.7 times the value of the cash bonus in options. The number of options each executive officer receives is calculated based on the dollar value of the portion of the annual bonus to be paid in stock options divided by the closing share price at the date of grant. The options are granted under the Company's 1997 Incentive Stock Option Plan or 1998 Nonqualified Stock Option Plan and vest immediately with an exercise price equal to the closing price of the Company's stock on the date of grant. The stock option grant date is the date the Executive Compensation Committee determines the officer's aggregate bonus amount based on achievement of the budgeted revenue and earnings goals and the individual qualitative personal goals. For fiscal 2010, Mr. Oland earned and was paid a cash bonus of $_____ and was granted stock options in fiscal 2011 for ___ shares of Company stock. For fiscal 2010, Mr. Melsen earned and was paid a cash bonus of $_____ and was granted stock options in fiscal 2011 for ___ shares of Company stock. For fiscal 2010, Mr. Veronneau earned and was paid a cash bonus of $_____ and was granted stock options in fiscal 2011 for ___ shares of Company stock.



                                 ************

We hope that we have adequately addressed your Comment Letter dated December 15, 2009.


Sincerely,

/s/ Thomas E. Oland

Thomas E. Oland
President and Chief Executive Officer

/s/ Gregory J. Melsen

Gregory J. Melsen
Chief Financial Officer

Cc:  Travis Rabe, KPMG
     Melodie Rose, Fredrikson & Byron